# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACELYRIN, INC., CIK 0001962918
CUSIP: 00445A100
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 4149 Liberty Canyon Road, Agoura Hills, California (CA), 91301
Date of event which requires filing of this statement: 05/21/2025
Filed by CIK 0001508226
Persons authorized to receive notices and communications: Alejandro Moreno, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, The Northcliffe, 28 Tudor Street, London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9000

## Reporting persons
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AI ACEL LLC (CIK 0001975849): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value
Name of issuer: ACELYRIN, INC.
Address of issuer's principal executive offices: 4149 Liberty Canyon Road, Agoura Hills, California (CA), 91301
Comment:
This Amendment No. 2 to Schedule 13D is being filed by Access Industries Management, LLC ("AIM"), Access Industries Holdings LLC ("AIH"), AI ACEL LLC ("AI ACEL"), and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person") in respect of common stock, $0.00001 par value per share (the "Common Stock"), of ACELYRIN, INC. (the "Issuer").

The Schedule 13D filed by the Reporting Persons with the SEC on May 19, 2023 (the "Schedule"), as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 10, 2025, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule. This Amendment No. 2 is the final amendment to the Schedule and is an exit filing for the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is hereby supplemented to include the following information:

On May 21, 2025, pursuant to the Agreement and Plan of Merger, dated as of February 6, 2025, as amended on April 20, 2025 (as amended, the "Merger Agreement"), by and among the Issuer, Alumis Inc., a Delaware corporation ("Alumis") and Arrow Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Alumis ("Merger Sub"), the Issuer completed its merger with Merger Sub, whereby Merger Sub merged with and into the Issuer, in accordance with the General Corporation Law of the State of Delaware, with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Alumis (the "Merger").

In connection with the Merger, and upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding was converted into the right to receive 0.4814 shares of voting common stock of Alumis, par value $0.0001 per share, and cash in lieu of any fractional shares.

At the Effective Time, each holder of Common Stock outstanding immediately prior to the Effective Time ceased to have any rights as a stockholder of the Issuer other than the right to receive the consideration for such stockholder's shares of Common Stock under the Merger Agreement. In connection with the closing of the Merger, on May 21, 2025, the Issuer (i) notified The Nasdaq Stock Market LLC ("Nasdaq") that the Merger had been completed and (ii) requested that Nasdaq suspend trading of the Common Stock, effective as of the open of business on May 21, 2025, and filed with the SEC a Form 25, Notification of Removal from Listing and/or Registration, to delist all Common Stock from Nasdaq and deregister the Common Stock under Section 12(b) of the Exchange Act. The Issuer also intends to file a Certification and Notice of Termination of Registration on Form 15 with the SEC requesting the termination of registration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of the Issuer's reporting obligations under Sections 13 and 15(d) of the Exchange Act.

As a result of the Merger, on May 21, 2025, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 5(a) of Schedule 13D is hereby amended and restated as follows:

The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in Item 5(b) of Schedule 13D is hereby amended and restated as follows:

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

As a result of the Merger, on May 21, 2025, none of the Reporting Persons holds any shares of Common Stock.
Transactions in the class effected during the past sixty days: The information set forth in Item 5(c) of Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.
Other persons with the right to receive dividends or sale proceeds: On May 21, 2025, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.7 Joint Filing Agreement, dated as of May 23, 2025

## Signatures
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President, General Counsel/Alejandro Moreno (05/23/2025)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (05/23/2025)
- AI ACEL LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (05/23/2025)
- Len Blavatnik: */s/ Alejandro Moreno, By: Alejandro Moreno as Attorney-in-Fact (05/23/2025)
Comment: *The above signed, by signing his name hereto, executes this Amendment No. 2 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.